Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 27, 2017

Via EDGAR

Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

J.Jill, Inc. (f/k/a Jill Intermediate LLC)

Registration Statement on Form S-1

Filed February 10, 2017

File No. 333-215993

Ladies and Gentlemen:

On behalf of our client, J.Jill, Inc. (formerly known as Jill Intermediate LLC) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2017.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated February 24, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

Principal and Selling Stockholders, page 115

1.	We note the draft disclosure dated February 17, 2017 regarding a planned distribution of all shares of common stock held by JJill Topco Holdings to partners and limited partners. Please advise us if this registration statement covers the planned distribution by JJill Topco Holdings upon completion of this offering. In this regard, please tell us whether the planned distribution will constitute a change of control.

Response to Comment 1

The Company advises the Staff that the Registration Statement does not cover the planned distribution of shares of the Company’s common stock by JJill Topco Holdings, LP to its partners. The planned distribution will occur separately and subsequently to the offering to which the Registration Statement relates. The offering to which the Registration Statement relates is not conditioned on the planned distribution. Partners of JJill Topco Holdings, LP will receive shares of the Company’s common stock as a distribution from JJill Topco Holdings, LP ratably without the payment of any consideration and are not making an investment decision.

The Company also advises the Staff that the planned distribution will not constitute a change of control. TowerBrook, the general partner of JJill Topco Holdings, LP, will continue to control a majority of the Company’s common stock following the distribution. As described in footnote (1) on page 122 of Amendment No. 1, prior to the offering to which the Registration Statement relates all of the shares of the Company’s common stock are held by JJill Topco Holdings, LP. In the planned distribution, JJill Topco Holdings, LP will distribute the shares not sold in the offering to its partners, including TI IV JJill Holdings, LP, such that following the distribution TI IV JJill Holdings, LP will hold 60.4% of the shares of the Company’s stock (or 56.9% if the underwriters exercise their option to purchase additional shares in full). Prior to the distribution, TI IV JJill Holdings, LP is a limited partner of JJill Topco Holdings, LP and is the sole member of JJ Holdings GP, LLC, which is the general partner of JJill Topco Holdings, LP. As a result, the distribution of shares by JJill Topco Holdings, LP will not constitute a change of control.

2.	Please revise where appropriate, including the diagram on page 7, to reflect the planned distribution on your ownership structure and the breakdown of “Existing Owners” between JJill Topco Holdings, TowerBrook, partners, limited partners, and so forth. Please clarify the vesting terms of any common interests and revise or advise us why the stockholder table footnotes do not address vested and unvested common stock.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 8, 42, 121 and 122 of Amendment No. 1. The Company advises the Staff that holders of shares of the Company’s common stock that are subject to vesting will have voting power with respect to such shares, and therefore should be considered the beneficial owners of such shares. The Registration Statement has been revised on page 122 of Amendment No. 1 to indicate the number of shares of the Company’s common stock that will be subject to vesting and their vesting terms.

Exhibits, page II-2

3.	We note from page 115 that JJill Topco Holdings’ limited partnership agreement governs the distribution of cash and shares to partners and limited partners. Please advise us why the limited partnership agreement should not be filed as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 3

The Company advises the Staff that it has filed the limited partnership agreement of JJill Topco Holdings, LP and has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and the Exhibit Index of Amendment No. 1.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brendan K. Christian at (212) 373-3111.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	David Biese

Jill Intermediate LLC

Marc D. Jaffe, Esq.
Ian D. Schuman, Esq.

Latham & Watkins LLP